Mail Stop 4720

February 24, 2010

Via U.S. Mail and Facsimile – (904)247-4672

David L. Young
Principal Financial Officer
Atlantic Bancgroup, Inc.
1315 South Third Street
Jacksonville Beach, FL 33250

>   Re: Atlantic Bancgroup, Inc.
>   Form 10-K for the year ended December 31, 2008
>   Forms 10-Q for quarterly periods ended in 2009

Dear Mr. Young:

We have reviewed your response, filed with the Commission on February 8, 2010, to our comment letter dated January 20, 2010 and we have the following additional comments:

Form 10-K for the period ended December 31, 2008

Lending Activities, page 5

1. Please refer to your response to comment 1 of our letter dated January 20, 2010 letter and address the following:

    •   We note the use of the term "generally" in numerous instances throughout your proposed revisions. Please revise to be more specific and to discuss exceptions to your general statements and policies.

    •   Please revise to specifically address documentation requirements for validating borrower income and assets.

    •   Please revise to clarify why such a large percentage of your 1-4 family residential loans are maturing in a year or less since these loans are typically written for longer terms. Also, please discuss your ability to renew your construction, land development loans and other land loans considering your current market conditions.

Allocation of Allowance for Loan Losses, page 28

2. Please refer to your response to comment 3 of our January 20, 2010 letter and address the following:

- We do not understand the basis for including loss amounts determined under SFAS 5 for specific loan categories as unallocated. Please revise your presentation in future filings to appropriately allocate these amounts to the loan categories for which they were determined.

- Please revise the presentation of your non-performing loans, your allowance for loan losses, and your allocation of the allowance for loan losses to specifically use the same loan categories as reflected in your loan portfolio disclosure.

- Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type, please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Form 8-K filed January 13, 2010

3. Please address the following regarding your response to comment 8 of our January 20, 2010 letter regarding your formal "Stipulation to the Issuance of a Consent Order" with the FDIC:

- Please provide us with your proposed disclosures addressing the described implications of your Consent Order.

- Tell us how you determined that the disclosure of such implications did not warrant an amendment of your Form 8-K filed on January 13, 2010 or filing of a new Form 8-K in order to provide the requested disclosures to the market on a timely basis as previously requested.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief